53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: (212) 906-1200 Fax: (212) 751-4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Brussels	New York
January 6, 2006	Chicago	Northern Virginia
	Frankfurt	Orange County
VIA EDGAR AND MESSENGER	Hamburg	Paris
	Hong Kong	San Diego
Russell Mancuso, Esq.	London	San Francisco
Division of Corporation Finance	Los Angeles	Shanghai
Office of Electronics and Machinery	Milan	Silicon Valley
Securities and Exchange Commission	Moscow	Singapore
100 F Street, NE	Munich	Tokyo
Washington, D.C. 20549	New Jersey	Washington, D.C.

Re: Rudolph Technologies, Inc.

Joint Proxy Statement/Prospectus on Amendment No. 2 to Form S-4

Filed December 29, 2005

File No. 333-127371

Dear Mr. Mancuso:

On behalf of Rudolph Technologies, Inc. (“Rudolph”) in connection with the above captioned Joint Proxy Statement/Prospectus on Amendment No. 2 to Form S-4 (the “Proxy Statement”), we are responding to the Staff’s comment letter dated January 4, 2006 (the “Comment Letter”).

For the convenience of the Staff, we have transcribed each of the comments being addressed. The number for each comment and related response below corresponds to the number for each comment that appears in the Comment Letter. Capitalized terms used but not defined have the meanings ascribed to these terms in the Proxy Statement. References to page numbers in the text of the responses herein are to page numbers in the marked version of the Proxy Statement being delivered to you concurrently herewith.

What do I need to do to make an election, page 7

1.	Please reconcile your disclosure here and on page 120 apparently reserving the right to extend the election deadline following the date of mailing the election form with your response to prior comment 2 that the election deadline will be no later than the date of the special meetings.

Response: The Proxy Statement has been revised to reflect that in no event will the election deadline be extended beyond the date of the special meetings.

Background of the Merger, page 63

Russell Mancuso

January 6, 2006

2.	We note your response to prior comment 9 that no opinions were issued by the cited legal counsel. However, your disclosure indicates that several key decisions regarding the transaction were based on the advice of legal counsel. For example, we note your disclosure on pages 67, 70, 77 and 80. We assume that this advice was based on counsel’s opinion regarding the governing law. Therefore, even if the opinion was not written, you should provide the required disclosure regarding such opinions and file all required consents.

Response: The Proxy Statement has been revised in accordance with our discussions with Timothy Buchmiller, Esq., of the Staff, on January 5, 2006.

3.	We note your revisions in response to prior comment 10. Please further revise your disclosure to clarify that Needham & Company previously issued an opinion that the merger consideration to be received by the August Technology shareholders in the previously proposed merger with Nanometrics was fair from a financial point of view. Please indicate the date of that opinion.

Response: Page 66 of the Proxy Statement has been revised in response to the Staff’s comment.

Material United States Federal Income Tax Consequences of the Merger, page 107

4.	We note that some of your disclosure under the headings “Exchange of Shares of August Technology Common Stock...” and “Tax Character of Gain on Receipt of Rudolph Common Stock and Cash” regarding the material federal income tax consequences remains qualified by the word “generally.” Given the reservations made in your “General” disclosure on page 107, it is unclear why you must qualify the remaining tax disclosure. If doubt exists for reasons beyond those explained in the “General” disclosure, you should explain the reasons for the doubt, the degree of uncertainty and the possible outcomes, and provide appropriate risk factor disclosure.

Response: Page 109 of the Proxy Statement has been revised in response to the Staff’s comment.

5.	In addition, we note your disclosure in the third sentence under the heading “Tax Character of Gain on Receipt of Rudolph Common Stock and Cash” on page 109 that “there are circumstances under which all or a part of any gain that such shareholder recognizes in the merger would be treated as a dividend instead of capital gain...” Please describe those circumstances and the outcome(s) if all or a part of any gain was treated as a distribution of a dividend instead of capital gain.

Response: Page 109 of the Proxy Statement has been revised in response to the Staff’s comment.

Conditions to Obligations to Complete the Merger, page 132

6.	We note the first paragraph of your response to prior comment 20 and your related

Russell Mancuso

January 6, 2006

disclosure in the last paragraph of this section. Please tell us why issuing a press release would be sufficient in the event of an amendment or waiver of any of the material conditions to the completion of the merger prior to the respective shareholders’ meetings.

Response: As discussed with Mr. Buchmiller of the Staff on January 5, 2006, we have added disclosure to the Proxy Statement indicating that any such press release will be filed under cover of a Current Report on Form 8-K.

7.	Please disclose the second paragraph of your response to comment 20 in your letter dated December 29, 2005.

Response: To clarify our prior response to comment 20 in our letter dated December 29, 2005, Rudolph and August Technology supplementally advise the Staff that each company will resolicit proxies if it waives the condition regarding the occurrence of a material adverse effect with respect to the other company. Page 133 of the Proxy Statement has been revised to include our response to comment 20, as clarified by the prior sentence.

Undertakings

8.	We note your revisions in response to comment 21 in our letter dated December 22, 2005. Please also revise your undertakings to include the undertakings required by Item 512(a)(5) and (6) of Regulation S-K.

Response: The Registration Statement on Form S-4 of which the Proxy Statement forms a part (the “Registration Statement”) has been revised in response to the Staff’s comment.

9.	We note that you have deleted the undertakings required by Item 22(b) and (c) of Form S-4. Please revise to include all required undertakings.

Response: The Registration Statement has been revised in response to the Staff’s comment.

Exhibits

10.	The footnote that you cite in your response to comment 22 refers to circumstances in which the confidentiality agreement is immaterial. It is unclear how you concluded that your confidentiality agreement is immaterial given the circumstances of your transaction.

Response: In light of the disclosure in the Proxy Statement of the “standstill” language contained in the confidentiality agreement, Latham & Watkins LLP and Fredrikson & Byron, P.A. are each of the opinion that the confidentiality agreement is not material for purposes of Item 601(b)(10) of Regulation S-K, Form 8-K, the Proxy Statement and/or the Registration Statement. Accordingly, both firms respectfully submit that the confidentiality agreement is not required to be filed as an exhibit to the Registration Statement.

Exhibit 5.1

11.	Please note that we may have further comment after you file an opinion regarding whether the rights are binding obligations of the registrant.

Russell Mancuso

January 6, 2006

Response: We respectfully disagree with the Staff’s position. In order to facilitate the completion of the Rudolph/August merger in a timely manner, Rudolph is making arrangements for a Delaware law firm to give a “binding obligation” opinion substantially similar to the legal opinion accepted by the Staff and included as Exhibit 5.2 to Amendment No. 8 to the Tronox Incorporated Registration Statement on Form S-1. Once the Registration Statement has been declared effective, however, we respectfully request to meet with the Staff to discuss the Staff’s position on this issue, as it presents significant policy issues for our firm and other law firms.

12.	Regarding your response to prior comment 25:

•	Please tell us why the board has not yet authorized the issuance of these shares. Also tell us why you have not disclosed the lack of board authorization.
•	It is unclear why clause (ii) of the opinion includes the condition regarding stockholder approval of the issuance of the common stock since that condition appears in clause (i).
•	It is unclear why conditions regarding Nasdaq and SEC filings are necessary in an opinion governing the state law matters required to be addressed by Item 601(b)(5) of Regulation S-K.

Response: Subsection (ii) of the second paragraph of Exhibit 5.1 to the Registration Statement has been deleted in response to the Staff’s comment.

We appreciate your review of this information. Please contact John Huber at (202) 637-2242 or myself at (212) 906-1215 to discuss this response.

Very truly yours,

/S/ DAVID M. SCHWARTZBAUM

David M. Schwartzbaum

cc:	Paul F. McLaughlin
Thomas R. King, Esq.
Robert K. Ranum, Esq.
John J. Huber, Esq.
Thomas W. Dobson, Esq.